Exhibit 23.02

Consent of Independent Registered Public Accounting Firm
The Board of Directors
NuStar GP Holdings, LLC:

We consent to the incorporation by reference in the registration statement on Form S‑8 (No. 333‑137150) of NuStar GP Holdings, LLC of our reports dated February 25, 2016, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and partners’ equity for each of the years in the three‑year period ended December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of NuStar GP Holdings, LLC.
/s/ KPMG LLP
San Antonio, Texas
February 25, 2016